December 29, 2017

Via E-Mail

Fang Xue, Esq.
Gibson, Dunn & Crutcher LLP
Unit 1303, Tower 1, China Central Place
No. 81 Jianguo Road
Beijing 100025, PRC

       Re:      JA Solar Holdings Co., Ltd.
                Schedule 13E-3
                Filed December 11, 2017 by JA Solar Holdings Co., Ltd., Mr. Baofang Jin,
                  Jinglong Group Co., Ltd., JASO Top Holdings Limited, JASO Holdings
                  Limited, JASO Parent Limited, JASO Acquisition Limited, Mr. Chin Tien
                  HUANG, Ms. Chi Fung WONG, and Ms. Pak Wai WONG
                File No. 005-83549

Dear Ms. Xue:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

Exhibits

1. We note that the presentation filed as exhibit (c)(2) is labeled a "Preliminary Draft."
       Please file the final presentation delivered by Houlihan Lokey. Fang Xue, Esq.
Gibson, Dunn & Crutcher LLP
December 29, 2017
Page 2


Proxy Statement
Summary Term Sheet, page 3

2. Revise this section and the section entitled "Questions and Answers..." to shorten them significantly. See Item 1001 of Regulation M-A.

Special Factors

Background of the Merger, page 31

3. Describe what events took place between October 27, 2015 and May 3, 2017, if any, related to the transaction.

4. We note that the go-shop period has continued since your original filing of the Schedule
       13E-3. Please update your disclosure.

Reasons for the Merger and Recommendation of the Special Committee and the Board, page 39

5. Revise this section to provide the reasons for the merger and to disclose why the company is undertaking the transaction at this time. See Item 1013(c) of Regulation M-A.

6. We note that Houlihan Lokey's opinion relied only on a discounted cash flows analysis, while presented other analysis as solely informational. Please revise your disclosure to describe what effect this had on the special committee's and the board's assessment of the value of Houlihan Lokey's opinion, if any.

7. Please revise your disclosure address how any filing person relying on the Houlihan
       Lokey opinion was able to reach the fairness determination as to unaffiliated stockholders given that the opinion addresses fairness with respect to holders of shares other than
       Excluded Shares and the ADSs representing Excluded Shares, rather than all unaffiliated security holders.

8. Refer to the set of bullet points beginning at the bottom of page 43. Disclose what consideration, if any, the Special Committee and the board gave to the fact that the vote required is two thirds of shares present (as opposed to a percentage of shares outstanding)
       and the fact that the Buyer Group is committed to voting 25.7% of the shares for the transaction. Apply this comment also to the fairness determination made by the Buyer
       Group.

9. On a related note, please highlight in an appropriate location of the proxy statement that the vote required is based on shares present, not shares outstanding.

10. Refer to the first paragraph after the bullet points on page 44. Revise the first sentence to clarify whether you have disclosed all material factors considered in reaching a fairness
 Fang Xue, Esq.
Gibson, Dunn & Crutcher LLP
December 29, 2017
Page 3


       determination instead of "a number" of those factors.

11. We note that the special committee considered and adopted Houlihan Lokey's analyses and opinion regarding the fairness of the transaction. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April
       13, 1981). Please revise to clarify whether the board of directors adopted the special committee's analysis and opinion.

Position of the Buyer Group as the Fairness of the Merger, page 46

12. Refer to the penultimate paragraph of this section. Why is the Buyer Group unable to make a definitive statement about the discussion of all material factors considered instead of disclosing that the factors included are believed to include all such material factors.

Certain Financial Projections, page 50

13. Please provide some background to these projections. For example, when were the projections prepared and for what purpose? Who prepared the projections? Are the projections disclosed the full projections or a summary? We note in this respect that page
       21 of Houlihan Lokey's presentation includes a fuller but different set of projections.
       Also, please quantify, to the extent possible, the assumptions listed on page 51.

Opinion of the Special Committee's Financial Advisor, page 51

14. Please revise the third bullet point on page 52 to clarify whether the projections reviewed by Houlihan Lokey were the same that are presented on pages 50-51 of the proxy statement.

15. Disclose the basis for assumption of perpetuity growth rates of 2.5% to 3.0% and the discount rates range of 10% to 11% used in the Discounted Cash Flow analysis.

16. Please revise to disclose the data underlying the results described in the Discounted
        Cash Flow analysis and to show how that information resulted in the reference value disclosed. For example, disclose the company's projected results that were used in conducting the Discounted Cash Flow Analysis, or a cross-reference to them.

17. Provide the disclosure required by Item 1015(b)(4) of Regulation M-A. Fang Xue, Esq.
Gibson, Dunn & Crutcher LLP
December 29, 2017
Page 4


Financial Information, page 112

18. Please disclose the ratio of earnings to fixed charges. See Item 1010(c)(4) of Regulation
       M-A.


        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

       Please direct any questions to me at (202) 551-3619.

                                                            Sincerely,


                                                            /s/ Daniel F.
Duchovny
                                                            Daniel F. Duchovny
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions